METALLA ADDS ROYALTY ON AGNICO EAGLE’S AKASABA WEST
DEVELOPMENT PROJECT

FOR IMMEDIATE RELEASE	Toronto CSE: MTA
OTCQB: EXCFF
May 14, 2018	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that it has acquired a 2% net smelter return royalty on the Akasaba West Property (the “Royalty”) from Alexandria Minerals Corporation (the “Seller”) pursuant to a royalty purchase and sale agreement dated May 11, 2018 (the “Agreement”). Pursuant to the Agreement, Metalla and the Seller have entered into an assignment and assumption agreement pursuant to which the Royalty has been transferred from the Seller to Metalla. Unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.

The Akasaba West Property is a gold-copper deposit located in the Bourlamaque and Louvicourt Townships, Val d’Or, Quebec. The Akasaba West Property is owned and operated by Agnico Eagle Mines Limited (“Agnico”). Agnico (TSX: AEM) acquired the project from the Seller in 2014 and has continued previous permitting and development activities, with a view to commencing mining activities in 2020. The Royalty has been acquired for an aggregate purchase price of $250,000 in cash. Agnico will maintain its buy-back right of 1% for $7 million, and the Royalty will be payable after gold production on the claims comprising the property has exceeded 210,000 ounces.

Mr. Brett Heath, President and Chief Executive Officer of Metalla commented, “We view this royalty as a great option on further exploration success at the Akasaba West Property from one of the world’s top gold producers. The property sits in the famous Cadillac-Larder Lake Fault zone which has produced some of Canada’s most well-known mines such as Agnico’s Canadian Malartic, Goldex, LaRonde, and Lapa mines, and IAMGOLD’s Westwood Gold mine. Further, we will be adding another top-tier counterparty in Agnico Eagle to the portfolio.”

AKASABA WEST PROPERTY

Agnico acquired the Akasaba West gold-copper deposit in 2014. Located less than 30 km from Goldex, the deposit could create flexibility and synergies for Agnico’s operations in the Abitibi region by using extra milling capacity at both Goldex and LaRonde, while reducing overall unit costs. According to Agnico, the Akasaba West Property currently hosts probable gold reserves(1) of approximately 145,000 ounces (5.2 million tonnes at 0.87 g/t gold and 0.49% copper) and an indicated gold resource of approximately 49,000 ounces (2.2 million tonnes at 0.70 g/t gold and 0.41% copper) as of December 31, 2017.

The public hearing process has been completed at the Akasaba West Property, and permitting activities are expected to continue through early 2018. Based on Agnico’s internal technical study, the Akasaba West Property deposit has the potential to produce approximately 20,000 to 25,000 ounces of gold and 8.5 to 10.0 million pounds of copper per year for the first four to five years. The average total cash costs on a by-product basis to produce gold are estimated to be approximately US$400 per ounce. Capital costs (including closure costs) are estimated to be approximately $50 million. Mining activities are expected to begin on the project in 2020.

The Seller filed a National Instrument 43-101 Technical Report(2), dated March 1, 2013 (the “Technical Report”), stating that the Akasaba West Zone Pit had an inferred resource of 14,863,740 tonnes of 0.69 gpt gold containing 332,074 ounces and 0.41% copper containing 61,255,885 Kilograms.

(1) See Agnico Eagle website at: https://www.agnicoeagle.com/English/operations-and-development-projects/operations/goldex/default.aspx

(2) The Technical Report – titled “NI 43-101 Technical Report on the Akasaba Project – Province of Quebec, Canada – NS: 32C/03 & 32C/04” – is filed on the Seller’s SEDAR profile (report filed on March 11, 2013). Agnico has project information on their website (www.agnicoeagle.com) and further information on the Akasaba West Property has been filed on Agnico’s SEDAR profile.

No brokerage or finder’s fees are payable in association with the transaction.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

“Brett Heath”

President and CEO

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release relating to the Akasaba West Property is based on information publicly disclosed by the owner or operator of this property and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the property subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla’s royalty interest. Metalla’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Akasaba West royalty transaction, anticipated cash flows upon completion of the Transaction, the completion of the Transaction and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

The disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla.

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.
Brett Heath, President and CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com